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                                 HOLLINGER INC.

                                  STATUS UPDATE

         Toronto, Ontario, Canada, April 6, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

         On March 29, 2005, Hollinger issued a Statement of Claim in the Ontario Superior Court of Justice to commence a legal action against The Ravelston Corporation Limited, Ravelston Management Inc., Moffatt Management Inc. and Black-Amiel Management Inc. as well as former directors and officers Conrad
(Lord) Black, F. David Radler, J.A. Boultbee and Peter Y. Atkinson. The claims made are for monetary damages from all defendants jointly and severally in the amount of C$550 million as well as reimbursement of certain amounts owing to Hollinger by the Ravelston defendants in the amount of approximately C$86 million plus accrued interest and costs. The monetary damages include management fees and non-competition payments paid to Ravelston and the individual defendants during a period since 1998, as well as reimbursement of fees and costs including those related to the current inspection by Ernst & Young Inc. and the now withdrawn going private transaction. Other bases of the claims include diversion of corporate opportunities, breach of fiduciary duties and oppression.

         On March 31, 2005, Hollinger was not able to file its annual financial statements (and related MD&A) and its AIF for the fiscal year ended December 31, 2004 on a timely basis as required by Canadian securities legislation. Hollinger will not be in a position to file its 2004 annual financial statements (and related MD&A) until such time as it is able to resolve the outstanding issues relating to the preparation and audit of its 2003 and 2004 annual financial statements.

Cancellation of Proposed Going Private Transaction

         Hollinger had previously provided notice of a special meeting of the holders of Hollinger's retractable common shares and Series II Preference Shares scheduled to be held on March 31, 2005 to consider a proposed going private transaction by way of a consolidation (the "Going Private Transaction"). A Management Proxy Circular prepared in connection with Going Private Transaction was mailed to Hollinger's shareholders.

         On March 21, 23 and 24, 2005, a hearing was held by the Ontario Securities Commission (the "OSC") in connection with applications made by Hollinger and others to the OSC for variations to the management and insider cease trade orders issued by the OSC relating to certain directors, officers and insiders of Hollinger and Hollinger International Inc. ("Hollinger International") in order to permit the Going Private Transaction to proceed. On March 28, 2005,




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the OSC released its decision that it was unable to form the opinion that it would not be prejudicial to the public interest to grant the relief sought by Hollinger and others in connection with the Going Private Transaction. As a result, the OSC denied granting the requested relief. The full text of the OSC's decision with reasons, the applications and certain other documents that were presented to the OSC hearing are available at the OSC's website at www.osc.gov.on.ca.

         In light of the decision of the OSC, Hollinger's Board of Directors determined to cancel the special meeting of Hollinger's shareholders scheduled for March 31, 2005.

Financial Statements

         As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International's 2003 annual financial statements were completed. On January 18, 2005, Hollinger International filed its 2003 Form 10-K with the United States Securities and Exchange Commission, which included audited financial statements and related MD&A for the fiscal year ended December 31, 2003 and restated audited financial results for the fiscal years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new accounting standard. On January 21, 2005, Hollinger International filed its audited financial statements (and related MD&A) and its renewal Annual Information Form for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

         In its news release of April 1, 2005, Hollinger International stated that it was not able to file its annual financial statements (and related MD&A) and its AIF for the fiscal year ended December 31, 2004 on a timely basis as required by Canadian securities legislation. Hollinger International has also not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004. Hollinger International also stated that it is continuing to work with its external auditors to conclude the work required to complete and file its outstanding financial statements (and related MD&A) and AIF.

         Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by management of Hollinger and was not audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's


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traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

         Hollinger's Audit Committee is currently considering what, if any, additional financial information and/or alternative financial statements Hollinger will be in a position to publicly disclose and/or complete.

Inspection

         Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Justice Colin L. Campbell of the Ontario Superior Court of Justice. The Inspector has provided seven interim reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

         The Inspector had previously advised the Court on February 9, 2005 that it would provide to the Court its priorities for the inspection by the end of March. On March 22, 2005, the Inspector advised the Court that it would not be able to provide conclusions as to its various areas of inquiry by the end of March as it had previously advised. The Inspector's last report, the Seventh Report, dated April 4, 2005 was prepared in support of a motion brought by the Inspector seeking an Order of the Court to examine under oath certain witnesses and to require Hollinger to answer questions posed by the Inspector. This motion is scheduled to be heard April 8, 2005.

         In its Seventh Report, the Inspector advises that it intends to deliver a supplement to the Seventh Report shortly to support its adjourned motion to seek an Order of the Court to permit it to examine former senior management of Hollinger, including Conrad (Lord) Black, F. David Radler and J.A Boultbee. The motion to compel the examinations of former senior management of Hollinger is scheduled to be heard on April 25 and 26, 2005 before Justice Colin L. Campbell. In the supplement to the Seventh Report, the Inspector intends to provide the Court with a further workplan for the continuation of the inspection.

         To April 1, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$6.35 million.

Supplemental Financial Information

         As of the close of business on April 1, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$75.9 million of cash or cash equivalents, including restricted cash other than as described separately below, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the April 1, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$10.79, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$170,189,839. All of Hollinger's direct and indirect



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interest in the shares of Class A Common Stock of Hollinger International are
being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.16 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to certain current and former independent directors and officers; and (b) approximately US$5.5 million in cash with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$167.2 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

Company Background

         Hollinger's principal asset is its interest in Hollinger International which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com